UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

 1-7807

CUSIP NUMBER

158609 10 7

(check one)   X  Form 10-K         Form 20-F         Form 11-K        Form 10-Q        Form 10-D        Form N-SAR

      Form N-CSR

For the Period Ended: December 31, 2005
    X    Transition Report on Form 10-K
          Transition Report on Form 20-F
          Transition Report on Form 11-K
          Transition Report on Form 10-Q
          Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

       _____________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Champion Parts, Inc.

Full Name of Registrant

______________________

Former Name if Applicable

2005 West Avenue B

Address of Principal Executive Office (Street and Number)

Hope, Arkansas 71801

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

   X  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)

PART III — NARRATIVE

The late filing of Champion Parts, Inc. (the “Company”) annual report on Form 10-K is the result of limited availability of accounting and management personnel due to the timing of a potential 2006 transaction at the same time as the year end audit. The additional time is required to assure the accuracy of the financial statements for the year ended December 31, 2005. The Company does not expect any material changes to the financial statement as a result of the delay in filing.

As a result of the audit process not being complete, the Company is unable to file the Form 10-K by the prescribed filing date without incurring unreasonable effort and additional expense. The Company intends to file the annual report on Form 10-K no later than fifteen calendar days following the prescribed date according to the SEC rules.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Jerry A. Bragiel

                    870                                          777-8821

                                (Name)

(Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

      30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant

      was required to file such report(s) been filed? If answer is no, identify report(s).  Yes   X     No      .

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 Yes           No   X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___________________________________________________________________________________________________

Champion Parts, Inc.

(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2006

By: /s/ Jerry A. Bragiel

       President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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